SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                       Date of Report: June 15, 2000


                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



               Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  |X|   Form 20-F                  |_|   Form 40-F


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      |_|   Yes                    |X|   No


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               Not applicable.

               This Form 6-K consists of two press releases issued by Biora
AB: one on June 8, 2000 regarding the hiring of a new executive at their German division; and one on June 19, 2000 regarding the hiring of a new Chief Executive Officer.


NO 8/00, JUNE 15, 2000
FOR IMMEDIATE RELEASE

                                                    Home page:www.biora.com


BIORA LAUNCHES EMDOGAIN(R)GEL AND "BIORA.COM" IN GENEVA

Biora (Nasdaq BIORY, SSE BIOR) launched their new formulation
Emdogain(R)Gel at "Europerio 3" June 8-11 in Geneva, Switzerland. Europerio is Europe's largest convention for periodontists and is held every three years.

Approximately 3,500 dental professionals attended this years meeting. The participants were mainly European, however specialists from other parts of the world were also represented.

The new formulation of Biora's principal product Emdogain attracted great interest among the participants. Emdogain(R)Gel is delivered in a pre-filled syringe, ready for immediate use. This improved delivery system will assist Biora in its ambition to establish Emdogain as the standard treatment for severe periodontitis.

"We are very pleased with the response to Emdogain(R)Gel and look forward to the upcoming introduction in the North American market, where it will be launched once regulatory approval has been received", says Tomas
Hammargren, President and CEO of Biora.

Several scientific reports regarding the efficacy of Emdogain were presented during "Europerio 3". Among others, two of the world's leading periodontists, Professor Lang of the University of Bern, Switzerland and Professor Tonetti of Eastman Dental Center, London, UK presented a multi-center clinical trial showing the positive results of Emdogain.

Biora's new website "biora.com" launched
Biora's new website "biora.com" was also launched during the Europerio-meeting. The new site provides additional information regarding Biora and its products for dental professionals, customers and investors. Information for potential patients has also been improved to address many of the questions that patients have about Emdogain treatment. This is the first step in expanding Biora's Internet capabilities; future development will include an e-commerce platform.


Biora develops manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.


NO 9/00, JUNE 19, 2000
FOR IMMEDIATE RELEASE

                                                    Home page: www.biora.com


RICKARD SODERBERG NEW CEO FOR BIORA AB

MALMO, SWEDEN, JUNE 19, 2000 - Biora AB (NASD: BIORY, SSE: BIOR) today announces that Mr. Rickard Soderberg has been appointed President and CEO of Biora AB. Mr. Soderberg will assume this position August 14, 2000. Currently Mr. Soderberg, is Vice President of AstraZeneca with responsibility for sales and marketing in Sweden. Mr. Tomas Hammargren, the current President and CEO, will continue as a member of the Board and will concentrate on strategic development issues.

- Tomas Hammargren has done an excellent job in building up the organization during his six years as CEO for Biora, says Per Wahlstrom, Chairman of the Board of Biora. At this time it is important to drive Biora's expansion and increase the speed of our future development. Rickard Soderberg has the background and possesses the qualities that are required to do this in a successful way.

Rickard Soderberg is 42 years old and has extensive experience in the pharmaceutical industry. He has previously held positions with Ferrosan AB, Kabi Vitrum AB and Pharmacia Upjohn, where he was responsible for the Austrian subsidiary.






Biora develops manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

PRESIDENT AND CEO          Investor Relations          U.S Investor Relations
Tomas Hammargren           Mikael Sjoblom              Elisabeth Lavers
+46 40 32 13 36            + 46 40 32 13 65            +1 203 977 7797



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  BIORA AB


Dated:   June 19, 2000                    By:  /s/ Anders Agering
                                               --------------------------
                                               Anders Agering
                                               Chief Financial Officer